

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Rajat Marwah
Chief Financial Officer
Algoma Steel Group Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada

Re: Algoma Steel Group Inc.
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed June 17, 2022
File No. 001-40924

Dear Rajat Marwah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing